

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Mark Porter
Chief Executive Officer
High Wire Networks, Inc.
980 North Federal Highway
Suite 304
Boca Raton, Florida 33432

> **Re: High Wire Networks, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2022**
> **Filed August 15, 2022**
> **File Number 000-53461**

Dear Mark Porter:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dan Sullivan